

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Bernard Rubin
Chief Executive Officer
ENTERTAINMENT ARTS RESEARCH, INC.
19109 W Catawba Ave, Suite 200
Cornelius, NC 28031

> **Re: ENTERTAINMENT ARTS RESEARCH, INC.**
> **Offering Statement on Form 1-A**
> **Filed August 12, 2021**
> **File No. 024-11608**

Dear Mr. Rubin:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement fails to include financial statements for all the time periods required for a Tier 1 Offering pursuant to paragraph (b) of Part F/S of Form 1-A. In addition, please note that at the market offerings are not eligible under Rule 251(d)(3)(ii) of Regulation A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Milan Saha, Esq.